UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 19, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

APPOINTMENT OF DIRECTORS AND CHANGES TO THE COMPOSITION OF HARMONY’S AUDIT AND RISK COMMITTEE

Johannesburg, Thursday, 19 May 2022. In accordance with paragraph 3.59(a) of the JSE Limited Listings Requirements, the Company hereby advises that Mr Bongani Nqwababa and Mr Martin Prinsloo have been appointed to the Board of Directors of Harmony as independent non-executive directors and audit and risk committee members with effect from 18 May 2022.

“Both Bongani and Martin are Chartered Accountants with extensive and diverse experience as executive and non-executive directors. Their financial and investment expertise in the chemicals, mining and extractives industries, globally and nationally, adds value in executing on Harmony’s strategic objectives and make a significant contribution to the development and growth of the Company. We are pleased to welcome Bongani and Martin to the Board of Harmony”, said Dr Patrice Motsepe, chairman of Harmony.

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
19 May 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 19, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director